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                              Michaels Stores, Inc.
                             8000 Bent Branch Drive
                              Irving, Texas  75063
                                 P.O. Box 619566
                              DFW, Texas 75261-9566
                                 (972) 409-1300




                                   May 30, 1997


VIA EDGARLink
-------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Michaels Stores, Inc.
          Registration Statement on Form S-3
          Commission File No. 33-61769


Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1993, as amended, Michaels Stores, Inc. (the "Company") hereby applies for the withdrawal of the above referenced registration statement (the "Registration Statement").

          The Registration Statement was filed with respect to the Company's 1994 Non-Statutory Stock Option Plan (the "1994 Plan") on August 11, 1995 and has not been declared effective. The Company believes that it will be more efficient to file a new registration statement on Form S-3 with respect to the 1994 Plan than to update the Registration Statement by amendment. The Company plans to file a new Form S-3 registration statement with respect to the 1994 Plan shortly following the withdrawal of the Registration Statement.

          If you have any questions regarding this application, please call Michael C. Gibbs, of Jones, Day, Reavis & Pogue, counsel for the Company, at
(214) 969-5062, or Mark V. Beasley, Vice President, General Counsel and Secretary of the Company, at (972) 409-1655.

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Securities and Exchange Commission
May 30, 1997
Page 2



                                   Very truly yours,

                                   MICHAELS STORES, INC.



                                       /s/ Mark V. Beasley
                                   By: -------------------------------
                                       Mark V. Beasley
                                       Vice President, General
                                       Counsel and Secretary



cc:  Mark D. Coller
     Securities and Exchange Commission

     Robert L. Estep
     Michael C. Gibbs
     Jones, Day, Reavis & Pogue